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DELIVERED VIA ACTION COURIER

May 26, 2000

APPWERX INC
1 Yonge St #1606
Tor On
M5E 1E5

ATTENTION: MR. JOHN J. BEKTO

Dear Sir,

RE:    YAPALOT COMMUNICATIONS INC. PURCHASE AND DEVELOPMENT OF JAVA APPLET


It is understood that Yapalot Communications Inc. have concluded negotiations with Appwerx Inc (hereinafter referred to as APPWERX) for the production and supply of a Java Applet to allow functionality similar to "dialpad.com". As agreed at the said negotiations, enclosed herewith is our cheque in the amount of $13,000.00 (CAN) in lieu of the first deposit for 20% of the total product and services purchase price of $65,000.00. As a substantial deposit is committed by Yapalot, the following will confirm the terms of the transaction:

1. APPWERX shall provide YAPALOT a final finished software which shall provide for web based phone calls to be routed through a VoIP network.

1. APPWERX agrees that the entire project duration shall not take longer than 12 weeks from today. Should the delivery time exceed this period a 10% discount shall apply per weekly delay. Yapalot agrees not to unduly delay the APPWERX in it's development of the said project listed below.

1.     APPWERX shall provide the following functionality:

       o      Obtain audio input from user's PC microphone

       o      Send audio output to user's speakers

       o Communicate with SQL backend database for user authentication and transaction purposes

       o Send commands to an IP telephony gateway using protocols necessary (e.g. H.232)

       o Support for web browsers; Netscape 4.08 or higher and Microsoft Internet Explorer 4.01 or higher on Windows platforms

       o Quick and easy download of Applet aprox. 500K to allow users to communicate and connect to the IP telephony gateway from their PC.

       o      Phone book support

       o      Easy Dialing

       o      Correct DTMF support

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1.     APPWERX will at the end of the project present YAPALOT with a finished software package and source code information. YAPALOT will own the source code and the rights to the program. APPWERX will not receive any further compensation for this program. APPWERX may not sell or distribute this program at any time without the prior written consent of YAPALOT. APPWERX is not precluded from further development with the H.232 protocol. YAPALOT agrees to the purchase price of the Java Applet/Program and will be remitting payment on the following terms:

       a.     20% paid as a deposit herewith

       a. 20% paid on the date of the delivery of a fully functional APPLET without graphical interface

       a.     20% paid upon delivery of graphical interface

       a.     40% paid upon 30 days from completion and final delivery.

The foregoing the final list of the terms and conditions of the Java Applet program made by YAPALOT. Upon your confirmation with our offices of your receipt of these funds and APPWERX's corresponding consent to these provisions, we will consider these terms final and binding. If APPWEX is not in agreement with the terms of sale, please advise us forthwith and return the deposit to our offices pending resolution of same.

Should you have any questions or comments regarding the forgoing, please feel free to contact the undersigned at your convenience. Looking forward to hearing from you, I remain,

Yours very truly           Your acceptance /s/ John J. Bekto Date June 5/2000
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                           Print Name John J. Bekto
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/s/ Yuval Barzakay
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Yuval Barzakay
President and CEO